Exhibit 3.73

MORRISON KNUDSEN INVESTMENTS, INC.

AMENDMENT TO BYLAWS

Effective Date:  August 8, 1994

“WHEREAS, it is in the best interest of the Company to amend its Bylaws to increase the number of members of the Board of Directors.

“NOW, THEREFORE, BE IT RESOLVED, that Article III, Section 1, of the Company’s Bylaws is hereby amended to read as follows:

ARTICLE III

DIRECTORS

“Section 1.  The number of directors may from time to time be increased to not more than fifteen (15) or decreased to not less than three (3), by a resolution of a majority of the Board of Directors, or by the affirmative vote of a majority of the stock issued and outstanding and entitled to vote at any regular meeting of the stockholders or at any special meeting of the stockholders, upon due notice. They shall be elected at the annual meeting of the stockholders, and each director shall be elected to serve until his successor shall be elected and shall qualify. Directors need not be stockholders.”